SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)
                               (Amendment No. 3)1

                         CHOICE ONE COMMUNICATIONS INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.01 per Share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   17038P104
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Kenneth Clifford
                   Morgan Stanley Capital Partners III, Inc.
                         MSDW Capital Partners IV, Inc.
                                 1585 Broadway
                                  NY, NY 10036
                              Tel: (212) 761-7283
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               September 25, 2002
-------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

---------
  1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 2 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 19,158,889
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               19,158,889
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             19,158,889 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             38.6% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 3 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MSCP III, LLC
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 10,394,269
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               10,394,269
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,394,269 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.9% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 4 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Capital Partners III, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 10,394,269
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               10,394,269
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             10,394,269 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             20.9% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             IA, CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 5 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Capital Partners III, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 9,188,147
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               9,188,147
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             9,188,147 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             18.5% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 6 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Capital Investors, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 259,030
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               259,030
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             259,030 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.5% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 7 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MSCP III 892 Investors, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 947,092
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               947,092
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             947,092 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.9% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 8 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MSDW Capital Partners IV, LLC
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 8,764,620
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               8,764,620
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,764,620 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO, IA
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 9 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MSDW Capital Partners IV, Inc.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 8,764,620
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               8,764,620
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             8,764,620 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             17.7% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             CO
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 10 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter Capital Partners IV, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 7,922,584
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               7,922,584
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             7,922,584 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             16.0% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 11 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             MSDW IV 892 Investors, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 620,787
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               620,787
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             620,787 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.3% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D

CUSIP No. 17038P104                                          Page 12 of 20 Pages

-------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Morgan Stanley Dean Witter Capital Investors IV, L.P.
-------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [ ]
                                                                      (b) [X]

-------------------------------------------------------------------------------
     3       SEC USE ONLY

-------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

-------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

-------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
-------------------------------------------------------------------------------
                                        7      SOLE VOTING POWER

                                               -0-
                                   --------------------------------------------
            NUMBER OF SHARES            8      SHARED VOTING POWER
         BENEFICIALLY OWNED BY
         EACH REPORTING PERSON                 221,249
                  WITH             --------------------------------------------
                                        9      SOLE DISPOSITIVE POWER

                                               -0-
                                   --------------------------------------------
                                        10     SHARED DISPOSITIVE POWER

                                               221,249
-------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             221,249 - See Item 5
-------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

-------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.4% - See Item 5
-------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             PN
-------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Unless indicated otherwise, all items left blank remain unchanged and any items which are reported are deemed to replace the existing items in the
Schedule 13D (as amended by Amendments No. 1 and 2). All defined terms shall have the same meaning as previously ascribed to them in the original Schedule 13D (as amended by Amendments No. 1 and 2), unless otherwise noted.

     Item 1. Security and Issuer.

     Item 2. Identity and Background.

     Item 3. Source and Amount of Funds or Other Consideration.

     Item 4. Purpose of Transaction.

     The following additional paragraphs are added after the last paragraph of
Item 4 of the original Schedule 13D:

     On September 25, 2002, the Company has elected to terminate the waiver (as described above) with respect to the 2002 Warrants. As a result of this termination, 60% of the 2002 Warrants held by the holders of the Series A Preferred Stock were forfeited. No consideration was provided to the holders of the 2002 Warrants with respect to such forfeiture.

     Item 5. Interest in Securities of the Issuer.

     (a) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), MS may be deemed to beneficially own 19,158,889 shares of Common Stock, or approximately 38.6% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 540,785 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above). MS is filing solely in its capacity as parent company of, and indirect beneficial owner of securities held by, one of its business units.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, LLC and MSCP III, Inc. may be deemed to beneficially own 10,394,269 shares of Common Stock, or approximately 20.9% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III, L.P. may be deemed to beneficially own 9,188,147 shares of Common Stock, or approximately 18.5% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCI III, L.P. may be deemed to beneficially own 259,030 shares of Common Stock, or approximately 0.5% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSCP III 892 may be deemed to beneficially own 947,092 shares of Common Stock, or approximately 1.9% of the outstanding shares of Common Stock.

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV, Inc. and MSDW IV, LLC may be deemed to beneficially own 8,764,620 shares of Common Stock, or approximately 17.7% of the outstanding shares of Common Stock, which includes Warrants to purchase 2,007,189 shares of Common Stock, 2002 Warrants to purchase 540,785 shares of Common Stock and New 2002 Warrants to purchase 5,567,089 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCP IV, LP may be deemed to beneficially own 7,922,504 shares of Common Stock, or approximately 16.0% of the outstanding shares of Common Stock, which includes Warrants to purchase 1,804,401 shares of Common Stock, 2002 Warrants to purchase 486,150 shares of Common Stock, and New 2002 Warrants to purchase 5,004,581 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDW IV 892 may be deemed to beneficially own 620,787 shares of Common Stock, or approximately 1.3% of the outstanding shares of Common Stock, which includes Warrants to purchase 153,538 shares of Common Stock, 2002 Warrants to purchase 41,367 shares of Common Stock and New 2002 Warrants to purchase 425,882 shares of Common Stock (on the terms described in Item 4 above).

     For the purposes of Rule 13d-3 promulgated under the Exchange Act, MSDWCI IV, LP may be deemed to beneficially own 221,249 shares of Common Stock, or approximately 0.4% of the outstanding shares of Common Stock, which includes Warrants to purchase 49,250 shares of Common Stock, 2002 Warrants to purchase 13,268 shares of Common Stock and New 2002 Warrants to purchase 136,626 shares of Common Stock (on the terms described in Item 4 above).

     The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k)(1) promulgated under the Exchange Act.

     (b) By virtue of the relationship previously reported under Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock owned by the MSCP III Funds.

     By virtue of the relationship previously reported under Item 2 of this statement, MS, MSDW IV, Inc. and MSDW IV, LLC may be deemed to have shared voting and dispositive power with respect to the shares of Common Stock, Warrants, 2002 Warrants and New 2002 Warrants owned by the MS IV Funds.

     (c) None of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days. None of the Reporting Persons are aware of any information that indicates that any other Reporting Person has effected any such transaction.

     (d) By virtue of the relationships described in Item 2 of this statement, each of MS, MSCP III, Inc. and MSCP III, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock held by the MSCP III Funds and the proceeds from the sale of the shares of Common Stock.

     By virtue of the relationships described in Item 2 of this statement, each of MS, MSDW IV, Inc., and MSDW IV, LLC may be deemed to have the power to direct the receipt of dividends declared on the shares of Common Stock and held by the MS IV Funds and the proceeds from the sale of the shares of Common Stock, Warrants, the 2002 Warrants and the New 2002 Warrants.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See response to Item 4.

     Item 7. Material to be Filed as Exhibits.

     Exhibit 1:  Joint Filing Agreement among the Reporting Persons

     Exhibit 2: Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 3: Amendment No. 1 dated as of December 18, 1998, to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 4: Amendment No. 2 dated as of February 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 5: Amendment No. 3 dated as of May 14, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 6: Amendment No. 4 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 7: Amendment No. 5 dated as of June 30, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 8: Amendment No. 6 dated as of November 18, 1999 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity +

     Exhibit 9: Amendment No. 7 dated as of August 1, 2000 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity #

     Exhibit 10: Amendment No. 8 dated as of December 20, 2000 to the
                 Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity >

     Exhibit 11: Amendment No. 9 dated as of March 13, 2001 to the Transaction
                 Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

    Exhibit 12: Amendment No. 10 dated as of June 21, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity *

    Exhibit 13: Amendment No. 10 dated as of November 9, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

    Exhibit 14: Amendment No. 11 dated as of December 19, 2001 to the Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity =

    Exhibit 15: Securities Purchase Agreement dated as of August 1, 2000 among Morgan Stanley Dean Witter Capital Partners IV, L.P., MSDW IV 892 Investors, L.P., Morgan Stanley Dean Witter Capital Investors IV, L.P. and Choice One Communications Inc. #

     Exhibit 16: Registration Rights Agreement dated as of July 8, 1998 among
                 Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 17: Amendment No. 1 dated as of February 18, 1999 to the
                 Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 18: Amendment No. 2 dated as of June 30, 1999 to the Registration
                 Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 19: Amendment No. 3 dated as of June 30, 1999 to the Registration
                 Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders +

     Exhibit 20: Amendment No. 4 dated as of August 1, 2000 to the Registration
                 Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders #

     Exhibit 21: Amendment No. 5 dated as of November 9, 2001 to the
                 Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders *

     Exhibit 22: Agreement dated as of March 31, 2002 between Choice One
                 Communications Inc. and certain Holders %

     Exhibit 23: Amendment No. 6 dated as of March 31, 2002 to the Registration
                 Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders ^

     Exhibit 24: Amendment No. 7 dated as of September 13, 2002 to the
                 Registration Rights Agreement dated as of July 8, 1998 among Choice One Communications Inc., the Investor Holders and the Management Holders @

     Exhibit 25: Amendment No. 13 dated as of September 13, 2002 to the
                 Transaction Agreement dated as of July 8, 1998 among Choice One Communications Inc., Choice One Communications L.L.C. and holders of Investor Equity and Management Equity @

     Exhibit 26: Warrant Issuance Agreement dated as of September 13, 2002 among Choice One Communication Inc., Wachovia Investors, Inc., Morgan Stanley Emerging Markets Inc., CIBC Inc., Morgan Stanley & Co. Incorporated and holders of Investor Equity @

     + Previously filed as an exhibit to Form S-1 of Choice One filed November 19, 1999

     > Previously filed as an exhibit to Choice One's report on Form 10-K filed March 6, 2001

     # Previously filed as an exhibit to Choice One's report on Form 8-K filed August 11, 2000

     = Previously filed as an exhibit to Choice One's report on Form 10-Q filed August 14, 2001

     * Previously filed as an exhibit to Choice One's report on Form 10-K filed April 1, 2002

     % Previously filed as an exhibit to Schedule 13-D (Amendment No. 1) filed April 25, 2002

     ^ Previously filed as an exhibit to Choice One's report on Form 10-Q filed August 14, 2002

     @ Previously filed as an exhibit to Choice One's report on Form 8-K filed September 27, 2002

                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 11, 2002

                                            MORGAN STANLEY


                                            By: /s/ Peter R. Vogelsang
                                               ---------------------------------
                                               Name:  Peter R. Vogelsang
                                               Title: Authorized Signatory


                                            MSCP III, LLC

                                            By:  Morgan Stanley Capital Partners
                                                 III, Inc., as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MORGAN STANLEY CAPITAL PARTNERS
                                            III, INC.


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MORGAN STANLEY CAPITAL PARTNERS III,
                                            L.P.

                                            By:  MSCP III, LLC,
                                                 as General Partner

                                            By:  Morgan Stanley Capital Partners
                                                 III, Inc., as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director

                                            MSCP III 892 INVESTORS, L.P.

                                            By:  MSCP III, LLC,
                                                 as General Partner

                                            By:  Morgan Stanley Capital Partners
                                                 III, Inc., as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MORGAN STANLEY CAPITAL INVESTORS,
                                            L.P.

                                            By:  MSCP III, LLC,
                                                 as General Partner

                                            By:  Morgan Stanley Capital Partners
                                                 III, Inc., as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MSDW CAPITAL PARTNERS IV, LLC

                                            By:  MSDW Capital Partners IV, Inc.,
                                                 as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MSDW CAPITAL PARTNERS IV, INC


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director

                                            MORGAN STANLEY DEAN WITTER CAPITAL
                                            PARTNERS IV, L.P.

                                            By:  MSDW Capital Partners IV, LLC,
                                                 as General Partner

                                            By:  MSDW Capital Partners IV, Inc.,
                                                 as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MSDW IV 892 INVESTORS, L.P.

                                            By:  MSDW Capital Partners IV, LLC,
                                                 as General Partner

                                            By:  MSDW Capital Partners IV, Inc.,
                                                 as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director


                                            MORGAN STANLEY DEAN WITTER CAPITAL
                                            INVESTORS IV, L.P.

                                            By:  MSDW Capital Partners IV, LLC,
                                                 as General Partner

                                            By:  MSDW Capital Partners IV, Inc.,
                                                 as Member


                                            By: /s/ Kenneth Clifford
                                               ---------------------------------
                                               Name:  Kenneth Clifford
                                               Title: Managing Director

                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                   Morgan Stanley Capital Partners III, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Capital Partners III, Inc. ("MSCP III Inc.") are set forth below. The principal occupation for each of the persons listed below is Managing Director or other officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSCP III Inc. and each individual is a United States citizen.

Name, Business Address                    Executive Officer Title
----------------------                    -----------------------

*Howard I. Hoffen                         Chairman, Chief Executive Officer
                                          and Managing Director
*Karen H. Bechtel                         Managing Director
*Bernard Gault                            Managing Director
*James S. Hoch                            Managing Director
*Michael C. Hoffman                       Managing Director
John B. Ehrenkranz                        Managing Director
Christian P. Rochat                       Managing Director
Gustavo R. Schwed                         Managing Director
Leigh J. Abramson                         Managing Director
Eric J. Fry                               Managing Director
Kenneth F. Clifford                       Chief Financial Officer, Treasurer
                                          and Managing Director
---------
* Director

                                                                     SCHEDULE B

                        Executive Officers and Directors
                                       of
                         MSDW Capital Partners IV, Inc.

     The names of the Directors and the names and titles of the Executive Officers of MSDW Capital Partners IV, Inc. ("MSDWCP IV") are set forth below. The principal occupation for each of the persons listed below is Managing Director of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSDWCP IV and each individual is a United States citizen.

Name, Business Address                Executive Officer Title
----------------------                -----------------------

*Howard I. Hoffen                     Chairman, Chief Executive Officer and
                                      Managing Director
*Karen H. Bechtel                     Managing Director
*Bernard Gault                        Managing Director
*James S. Hoch                        Managing Director
*Michael C. Hoffman                   Managing Director
John B. Ehrenkranz                    Managing Director
Christian P. Rochat                   Managing Director
Gustavo R. Schwed                     Managing Director
Leigh J. Abramson                     Managing Director
Eric J. Fry                           Managing Director
Kenneth F. Clifford                   Chief Financial Officer, Treasurer and
                                      Managing Director
---------
* Director

                                                                     SCHEDULE C

                        Executive Officers and Directors
                                       of
                                 Morgan Stanley


     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley ("MS") and their business addresses and principal occupations are set forth below. If no address is given, the Director's or Executive Officer's business address is that of MS at 1585 Broadway, New York, New York 10036. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to MS and each individual is a United States citizen.

     Name                    Title
     ----                    -----

     Philip J. Purcell       Chairman of the Board, Chief Executive
                             Officer and Director

     Robert G. Scott         President, Chief Operating Officer and
                             Director

     Robert P. Bauman        Director

     Edward A. Brennan       Director

     John E. Jacob           Director

     C. Robert Kidder        Director

     Charles F. Knight       Director

     John W. Madigan         Director

     Miles L. Marsh          Director

     Michael A. Miles        Director

     Laura D'Andrea Tyson    Director

     Stephen S. Crawford     Executive Vice President and Chief Financial
                             Officer

     Roger C. Hochschild     Executive Vice President and Chief Strategic and
                             Administrative Officer

     Donald G. Kempf, Jr.    Executive Vice President, Chief Legal Officer
                             and Secretary

     Tarek F. Abdel-Meguid   Head of Worldwide Investment Banking

     Zoe Cruz                Head of Worldwide Fixed Income Division

     John P. Havens          Head of Worldwide Institutional Equities
                             Group

     Mitchell M. Merin       President and COO, Investment Management

     David W. Nelms          President and COO, Discover Financial
                             Services

     Stephan F. Newhouse     Co-President and COO, Institutional
                             Securities Group

     Vikram S. Pandit        Co-President and COO, Institutional
                             Securities Group

     Joseph R. Perella       Chairman of Institutional Securities Group

     John H. Schaefer        President and COO, Individual Investor Group

                                                                      EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01, of Choice One Communication Inc., a Delaware corporation, and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.


                                       MORGAN STANLEY


                                       By: /s/ Peter R. Vogelsang
                                          -------------------------------------
                                          Name:  Peter R. Vogelsang
                                          Title: Authorized Signatory


                                       MORGAN STANLEY CAPITAL PARTNERS III, INC.


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MSCP III, LLC

                                       By:  Morgan Stanley Capital Partners III,
                                            Inc., as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MORGAN STANLEY CAPITAL INVESTORS, L.P.

                                       By:  MSCP III, LLC,
                                            as General Partner

                                       By:  Morgan Stanley Capital Partners III,
                                            Inc., as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director

                                       MORGAN STANLEY CAPITAL PARTNERS III, L.P.

                                       By:  MSCP III, LLC.,
                                            as General Partner

                                       By:  Morgan Stanley Capital Partners III,
                                            Inc., as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MSCP III 892 INVESTORS, L.P.

                                       By:  MSCP III, LLC,
                                            as General Partner

                                       By:  Morgan Stanley Capital Partners III,
                                            Inc., as Institutional Managing
                                            Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MSDW CAPITAL PARTNERS IV, LLC

                                       By:  MSDW Capital Partners IV, Inc.,
                                            as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MSDW CAPITAL PARTNERS IV, INC.


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director

                                       MORGAN STANLEY DEAN WITTER CAPITAL
                                       PARTNERS IV, L.P.

                                       By:  MSDW Capital Partners IV, LLC,
                                            as General Partner

                                       By:  MSDW Capital Partners IV, Inc.,
                                            as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MSDW IV 892 INVESTORS, L.P.

                                       By:  MSDW Capital Partners IV, LLC,
                                            as General Partner

                                       By:  MSDW Capital Partners IV, Inc.,
                                            as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director


                                       MORGAN STANLEY DEAN WITTER CAPITAL
                                       INVESTORS IV, L.P.

                                       By:  MSDW Capital Partners IV, LLC,
                                            as General Partner

                                       By:  MSDW Capital Partners IV, Inc.,
                                            as Member


                                       By: /s/ Kenneth Clifford
                                          -------------------------------------
                                          Name:  Kenneth Clifford
                                          Title: Managing Director